UBS Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Tammie Lee
Associate General Counsel
Tel: 212/882-5572
Fax: 212/882-5472
                  October 27, 2017
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:     The UBS Funds (the "Trust")
File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:
On behalf of the above-referenced Trust, following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment No. 125 and Amendment No. 126 to the Trust's Registration Statement on Form N-1A (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on August 28, 2017 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended ("1933 Act").  Each comment is summarized below, followed by the Trust's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.
1. Comment.   With respect to the UBS Dynamic Alpha Fund, please explain the term "alpha" with respect to the Fund's strategy.
    Response.                 The following disclosure has been added to the prospectus: "This active management process is intended to produce superior performance relative to the benchmark (the difference of which is "alpha")."
2. Comment.   Please include in the correspondence, the missing information in the expense table, the most recent performance and the portfolio turnover rate for each Fund.
    Response.                 The requested information is included as an appendix to this letter.
3. Comment.   For each applicable Fund, please amend the disclosure with respect to the Fee Waiver and Expense Limitation Agreement to state that the Advisor will not recoup fees if it causes the expenses of a Fund to exceed the lesser of the expense cap at the time of waiver or the current expense cap.
     Response.                 The requested disclosure has been added.

4. Comment.   It appears that the UBS Dynamic Alpha Fund is permitted to invest significantly in mortgage-backed and asset-backed securities.  Due to the liquidity concerns of these investments, please explain how the Fund determines that these investments are appropriate for an open-end mutual fund.
    Response.                 As of June 30, 2017, less than 2% of the UBS Dynamic Alpha Fund was invested in mortgage-backed and asset-backed securities.  As with all investments in the Fund, the Valuation Committee under its procedures monitors the liquidity of mortgage-backed and asset-backed securities to determine that the investment is able to be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a Fund has valued the investment.  This is an on-going monitoring process under the procedures.
5. Comment.   Is the UBS Dynamic Alpha Fund permitted to invest in contingent convertible securities?
     Response.                Yes.  The Fund includes risk disclosure with respect to contingent convertible securities in the "convertible bond risk."
6. Comment.   Please consider adding a fixed income securities risk.
    Response.                 The Registrant believes that the risk disclosure that would be included in fixed income securities risk is currently adequately disclosed in the following risks described in the prospectus:  "Interest rate risk," "Credit risk," "High yield bond risk," "US Government securities risk," "Liquidity risk," "Mortgage- and asset-backed securities risk," and  "Prepayment or call risk."
7. Comment.   Please consider adding a separate emerging markets risk under its own heading for those Funds that may invest in emerging markets securities.
    Response.                 The requested risk disclosure has been added.
8. Comment.   Please consider further summarizing the summary section of the prospectus for each Fund.
   Response.                  The Registrant believes that the current summary section strikes the correct balance of adequately disclosing the principal strategies and risks of each Fund and including more detailed information in the Item 9 disclosure and the SAI.  The Registrant notes that no summary section is longer than six pages for a Fund.
9. Comment.   For the UBS Dynamic Alpha Fund, consider adding a risk of investing in convertible bonds.
    Response.                  The Fund currently includes a convertible bond risk under the heading "More about risks."
10.             Comment.   In the summary section of the prospectus for each Fund, please specify the specific derivatives that the Fund plans to use and the particular risks of those derivatives.
   Response.                  The summary section of the prospectus for each Fund only includes the specific derivatives and derivative strategies that a Fund's portfolio managers believe that the Fund may use in the upcoming year, and the associated risks of those derivatives.

11. Comment.   For the UBS Dynamic Alpha Fund, please explain why the BofA Merrill Lynch US Treasury 1-5 Year Index is an appropriate index for this Fund.
      Response.                 As an allocation fund that invests in both fixed income and equity investments, the UBS Dynamic Alpha Fund provides both a fixed income index, the BofA Merrill Lynch US Treasury 1-5 Year Index and an equity index, the MSCI World Index.  The Fund also includes the Citigroup One-Month US Treasury Index because, as stated in the prospectus, "the Fund employs an asset allocation strategy that seeks to achieve a total rate of return for the Fund that meets or exceeds the Citigroup One-Month US Treasury Index plus 2%-4% (net of fees) over a rolling five year time horizon."  Due to the fact that the UBS Dynamic Alpha Fund has a larger allocation to fixed income securities, as well as its unique performance goal, the Fund believes that it is appropriate to list the BofA Merrill Lynch US Treasury 1-5 Year Index first in the performance table in the prospectus.
12. Comment.   For the UBS Dynamic Alpha Fund, please include the information about the additional indexes as required by Instruction 2(b) of Item 4(b)(2).
      Response.                 This information is provided in the first paragraph under the heading "Performance."
13. Comment.   For the UBS Global Allocation Fund, please state the maturity limit for the Fund.
      Response.                  The UBS Global Allocation Fund, as currently stated in the prospectus, will invest in securities of any maturity provided they have an initial maturity of greater than one year.
14. Comment.   In the principal strategy section for the UBS Global Allocation Fund, please state that high yield or junk bonds are predominately speculative.
       Response.                The Fund states that high yield bonds are considered to be predominately speculative in the disclosure for "high yield bond risk"
15. Comment.   In the principal strategy section for the UBS Global Allocation Fund, it states the Fund will invest in physical securities and derivatives.  Please explain what is meant by physical securities.
      Response.                  The Fund deleted the term "physical," as that term was only used as a descriptor to distinguish between actual securities and synthetic exposures through derivatives.
16. Comment.  For each Fund with "sustainable" in its name, please revise the 80% policy for the Fund to indicate that 80% of the Fund's net assets will be invested in securities of "environmentally friendly or ESG issuers" pursuant to Rule 35d-1 under the 1940 Act.

     Response.  The applicable Funds' names do not include the term "ESG" but do include the term "sustainable." The Registrant respectfully declines to add "sustainable" to such Funds' 80% policies, because such adjective is a strategy of each applicable Fund, rather than a type of investment.  As noted above, the Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term "sustainable" in a Fund's name refers to the Portfolio's investment strategy, pursuant to which the Advisor employs both positive and negative screens described in the prospectus for its sustainability strategy.

While the sustainable strategy is not included in the 80% policy, the Registrant is cognizant that pursuant to Section 35(d) of the 1940 Act a Fund's name may not be materially deceptive or misleading and plans to utilize its sustainability strategy accordingly.
17. Comment.   Please include the risks of using sustainability screens.
      Response.                  Each applicable Fund includes a "sustainability factor risk."
18. Comment.   Please confirm that the portfolio managers listed in the summary section of the prospectus for each Fund are primarily and jointly responsible for day-to day management of the Fund.
       Response.                 The portfolio managers listed in the summary section of the prospectus for each Fund are primarily and jointly responsible for day-to day management of the Fund.
19. Comment.   How do the Funds cover total return swaps?
      Response.                  A Fund may only enter into a total return swap with a counter party if the contract provides for netting of payments.  For total return swap agreement with periodic netting between the Fund and its counter party, the segregated amount is the net amount due under the contract, as determined daily on a mark to market basis.
20. Comment.   For the UBS Total Return Bond Fund, please disclose the Fund's maturity policy.
      Response.                 The disclosure currently states that the UBS Total Return Bond Fund may purchase fixed income securities of any maturity or duration.
21. Comment.   For the UBS Total Return Bond Fund, please include an example of 10 year duration in the interest rate risk.
      Response.                 The UBS Total Return Bond Fund currently includes an example of 5 year duration in the "principal investment strategies" section of the prospectus.  The Fund believes that the example is more effective in the strategy section, where duration is explained and discussed, than it would be in the interest rate risk.
22. Comment.   Does the supplemental investment advisor performance information include investment companies in the composite performance?
                     Response.                The composite information includes registered investment companies, including the Funds.
23. Comment.   The advisor composite information pages include the heading, "Supplemental performance information for the advisor of [Fund name]." The Fund's name should not be including in the heading because it could be misleading.

        Response.                The Registrant does not believe that the heading is misleading because it clearly states that it is supplemental performance information for the Advisor.  If the fund name is not included in the heading, investors will not know for which fund the advisor composite information will be relevant because several advisor composites are included.  To better emphasize that this performance information is not for the respective Fund, the Registrant has placed the following disclosure in bold font:  "Please note that the Account Composite Performance  is not the Funds' own historical performance.  The Account Composite Performance should not be considered a substitute for the Funds' performance, and the Account Composite Performance is not necessarily an indication of the Funds' future performance."
  24. Comment.   With respect to the supplemental investment advisor performance, please confirm that the a Fund's Class A expenses were higher than the account expenses.
        Response.                 A Fund's Class A expenses were higher than the account expenses.
25. Comment.   With respect to the supplemental investment advisor performance for the Dynamic Alpha Composite, please remove the year 2003 performance because it is only one month and may be misleading.
       Response.               The requested change has been made.
26. Comment. Please confirm that the UBS Municipal Bond Fund's concentration policy is consistent with Release No. IC-9785.
      Response.               The UBS Municipal Bond Fund's concentration policy is consistent with Release No. IC-9785 in that it states that it excludes tax-exempt municipal securities from the concentration policy.
27.   Comment. Please confirm that the information included for Ms. Cepeda includes her principal occupations for the past 5 years.
        Response.                The information included for Ms. Cepeda includes her principal occupations for the past 5 years.
Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
The UBS Funds

Appendix A

Annual Operating Expenses

UBS Dynamic Alpha Fund	A	C	P
Management Fees	0.85%	0.85%	0.85%
Distribution and/or service (12b-1) fees	0.25%	1.00%	None
Other expenses	0.39%	0.43%	0.42%
Acquired fund fees and expenses	0.03%	0.03%	0.03%
Total annual fund operating expenses	1.52%	2.31%	1.30%
Less management fee waiver/expense reimbursements	0.14%	0.18%	0.17%
Total annual fund operating expenses after management fee waiver/expense reimbursements	1.38%	2.13%	1.13%

UBS Global Allocation Fund	A	C	P
Management Fees	0.80%	0.80%	0.80%
Distribution and/or service (12b-1) fees	0.25%	1.00%	None
Other expenses	0.34%	0.36%	0.32%
Acquired fund fees and expenses	0.11%	0.11%	0.11%
Total annual fund operating expenses	1.50%	2.27%	1.23%
Less management fee waiver/expense reimbursements	0.19%	0.21%	0.17%
Total annual fund operating expenses after management fee waiver/expense reimbursements	1.31%	2.06%	1.06%

UBS International Sustainable Equity Fund	A	C	P
Management Fees	0.80%	0.80%	0.80%
Distribution and/or service (12b-1) fees	0.25%	1.00%	None
Other expenses	1.20%	1.31%	1.26%
Total annual fund operating expenses	2.25%	3.11%	2.06%
Less management fee waiver/expense reimbursements	1.00%	1.11%	1.06%
Total annual fund operating expenses after management fee waiver/expense reimbursements	1.25%	2.00%	1.00%

UBS U.S. Sustainable Equity Fund	A	C	P
Management Fees	0.70%	0.70%	0.70%
Distribution and/or service (12b-1) fees	0.25%	1.00%	None
Other expenses	1.09%	1.11%	1.06%
Total annual fund operating expenses	2.04%	2.81%	1.76%
Less management fee waiver/expense reimbursements	1.09%	1.11%	1.06%
Total annual fund operating expenses after management fee waiver/expense reimbursements	0.95%	1.70%	0.70%

UBS U.S. Small Cap Growth Fund	A	C	P

Management Fees	0.85%	0.85%	0.85%
Distribution and/or service (12b-1) fees	0.25%	1.00%	None
Other expenses	0.46%	0.44%	0.37%
Acquired fund fees and expenses	0.01%	0.01%	0.01%
Total annual fund operating expenses	1.57%	2.30%	1.23%
Less management fee waiver/expense reimbursements	0.32%	0.30%	0.23%
Total annual fund operating expenses after management fee waiver/expense reimbursements	1.25%	2.00%	1.00%

UBS Municipal Bond Fund	A	C	P
Management Fees	0.40%	0.40%	0.40%
Distribution and/or service (12b-1) fees	0.25%	0.75%	None
Other expenses	0.35%	0.37%	0.37%
Total annual fund operating expenses	1.00%	1.52%	0.77%
Less management fee waiver/expense reimbursements	0.35%	0.37%	0.37%
Total annual fund operating expenses after management fee waiver/expense reimbursements	0.65%	1.15%	0.40%

UBS Total Return Bond Fund	A	C	P
Management Fees	0.50%	0.50%	0.50%
Distribution and/or service (12b-1) fees	0.25%	0.75%	None
Other expenses	0.99%	0.89%	0.79%
Acquired fund fees and expenses	0.03%	0.03%	0.03%
Total annual fund operating expenses	1.77%	2.17%	1.32%
Less management fee waiver/expense reimbursements	0.99%	0.89%	0.79%
Total annual fund operating expenses after management fee waiver/expense reimbursements	0.78%	1.28%	0.53%

Portfolio Turnover Rates

Funds	2017
UBS Dynamic Alpha Fund	48%
UBS Global Allocation Fund	56%
UBS International Sustainable Equity Fund	33%
UBS U.S. Small Cap Growth Fund	50%
UBS U.S. Sustainable Equity Fund	78%
UBS Municipal Bond Fund	60%
UBS Total Return Bond Fund	700%

Performance

UBS Dynamic Alpha Fund
Average annual total returns (figures reflect sales charges)

(for the periods ended December 31, 2016)
Class (inception date)	1 year	5 years	10 years

Class A (1/27/05)
Return before taxes	(7.24)%	1.45%	0.28%
Class C (1/27/05)
Return before taxes	(3.47)%	1.86%	0.10%
Class P (1/27/05)
Return before taxes	(1.69)%	2.86%	1.14%
Return after taxes on distributions	(1.69)%	2.03%	(0.18)%
Return after taxes on distributions and sale of fund shares	(0.95)%	1.86%	0.79%

BofA Merrill Lynch US Treasury 1-5 Year Index	1.09%	0.80%	2.77%
MSCI World Index (net)	7.51%	10.41%	3.83%
Citigroup One-Month US Treasury Bill Index	0.21%	0.07%	0.64%

UBS Global Allocation Fund
Average annual total returns (figures reflect sales charges)
(for the periods ended December 31, 2016)
Class (inception date)	1 year	5 years	10 years

Class A (6/30/97)
Return before taxes	(4.18)%	4.34%	1.46%
Class C (11/22/01)
Return before taxes	(0.48)%	4.69%	1.24%
Class P (8/31/92)
Return before taxes	1.57%	5.79%	2.31%
Return after taxes on distributions	0.70%	5.18%	0.97%
Return after taxes on distributions and sale of fund shares	1.06%	4.36%	1.41%

MSCI All Country World Index (net)	7.86%	9.36%	3.56%
Citigroup World Government Bond Index (Hedged in USD)	3.75%	3.59%	4.25%
60% MSCI All Country World Index (net)/40% Citigroup World Government Bond Index (Hedged in USD)	6.39%	7.20%	4.25%

UBS International Sustainable Equity Fund
Average annual total returns (figures reflect sales charges)
(for the periods ended December 31, 2016)

Class (inception date)	1 year	5 years	10 years

Class A (6/30/97)
Return before taxes	(6.55)%	5.84%	0.26%
Class C (1/25/02)
Return before taxes	(2.78)%	6.25%	0.07%
Class P (8/31/93)
Return before taxes	(0.80)%	7.31%	1.08%
Return after taxes on distributions	(1.20)%	6.81%	0.23%
Return after taxes on distributions and sale of fund shares	0.11%	5.78%	0.89%

MSCI World ex USA Index (net)	2.75%	6.07%	0.86%

UBS U.S. Small Cap Growth Fund
Average annual total returns (figures reflect sales charges)
(for the periods ended December 31, 2016)
Class (inception date)	1 year	5 years	10 years

Class A (12/31/98)
Return before taxes	0.54%	12.39%	6.71%
Class C (11/19/01)
Return before taxes	4.59%	12.82%	6.52%
Class P (9/30/97)
Return before taxes	6.69%	13.98%	7.60%
Return after taxes on distributions	5.91%	11.99%	6.49%
Return after taxes on distributions and sale of fund shares	4.45%	10.79%	5.90%

Russell 2000 Growth Index	11.32%	13.74%	7.76%

UBS U.S. Sustainable Equity Fund
Average annual total returns (figures reflect sales charges)
(for the periods ended December 31, 2016)
Class (inception date)	1 year	5 years	10 years

Class A (6/30/97)
Return before taxes	4.79%	12.68%	4.63%
Class C (11/13/01)
Return before taxes	9.07%	13.11%	4.44%
Class P (2/22/94)
Return before taxes	11.12%	14.23%	5.50%
Return after taxes on distributions	10.80%	13.95%	5.10%
Return after taxes on distributions and sale of fund shares	6.56%	11.44%	4.33%

S&P 500 Index [1]	11.96%	14.66%	6.95%
Russell 1000 Index [1]	12.05%	14.69%	7.08%
1 Effective October 27, 2017, the S&P 500 Index replaced the Russell 1000 Index as the Fund's primary benchmark because it more closely aligns with the Fund's investment strategy.

UBS Municipal Bond Fund
Average annual total returns (figures reflect sales charges)
(for the periods ended December 31, 2016)
Class (inception date)	1 year	Life of class

Class A (11/10/14)
Return before taxes	(2.30)%	0.65%
Class C (11/10/14)
Return before taxes	(1.23)%	1.25%
Class P (11/10/14)
Return before taxes	0.25%	1.98%
Return after taxes on distributions	0.17%	1.94%
Return after taxes on distributions and sale of fund shares	0.91%	1.93%

Bloomberg Barclays Municipal Bond Index	0.25%	2.09%
Bloomberg Barclays Municipal Managed Money Intermediate (1-17) Index	(0.27)%	1.82%

UBS Total Return Bond Fund
Average annual total returns (figures reflect sales charges)
(for the periods ended December 31, 2016)
Class (inception date)	1 year	5 years	10 years

Class P (12/19/72)
Return before taxes	2.68%	2.61%	5.50%
Return after taxes on distributions	1.57%	0.70%	3.31%
Return after taxes on distributions and sale of fund shares	1.52%	1.33%	3.51%

Bloomberg Barclays US Aggregate Bond Index	2.65%	2.23%	4.34%